Management's Discussion and Analysis

General

This Management's Discussion and Analysis of NovaGold Resources Inc. (NovaGold or the Company) is dated February 24, 2006 and provides an analysis of NovaGold's financial results for the year ended November 30, 2005 compared to the previous year. At February 24, 2006 the Company has 88 million common shares issued and outstanding.

The following information should be read in conjunction with the Company's November 2005 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). The accounting policies followed by the Company are set out in Note 2 to the audited consolidated financial statements included in the Company's 2005 Annual Report. The Company's accounting policy for investments has been expanded to include accounting for investments acquired since November 30, 2004. When no significant influence exits, the Company accounts for its investments in shares of other resource companies as long term investments and records the investment at cost unless an other-than-temporary decline in value has been determined, in which case the investment is written down to market value. When the Company has significant influence the investment is accounted using the equity method. The Company's proportionate share of income and expenses are recorded and a corresponding entry is made to the investment account. Investments that are expected to be sold within one year are recorded as temporary investments. The Company's accounting policies have been consistently followed in preparation of these consolidated financial statements except that the Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004. This guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not been material to the Company. All amounts are in Canadian dollars unless otherwise states.

Description of Business

NovaGold is engaged in the exploration of mineral properties in Alaska and Western Canada, with three of its properties progressing towards development. The Company conducts its operations through wholly-owned subsidiaries and joint ventures. Since 1998, the Company has assembled a portfolio of gold and base metal properties. The Company is primarily focused on gold properties, some of which have significant copper and silver resources. Three of the Company's properties are advanced stage exploration projects with defined gold resources, and one property, the Ambler project, is an earlier stage polymetallic massive sulphide deposit. NovaGold had $215 million of unrestricted cash at February 24, 2006 with no long-term debt. The Company is listed on the Toronto Stock Exchange and the American Stock Exchange under the symbol “NG”.

The Company's major properties are:

•	the Galore Creek copper-gold property in Northwest British Columbia,
•	a joint venture interest in the Donlin Creek gold property in Alaska,
•	the Rock Creek, Big Hurrah and Nome Gold properties (“Nome Operations”) near Nome, Alaska, and
•	the Ambler copper-zinc-silver-gold property in Alaska.

Galore Creek

Galore Creek is a large copper-gold deposit located in Northwestern British Columbia with measured and indicated resources of 6.0 million ounces of gold, 75 million ounces of silver and 6.8 billion pounds of copper and additional inferred resources of 7.8 million ounces of gold, 81 million ounces of silver and 5.2 billion pounds of copper. NovaGold holds the Galore Creek project's known resources under two option agreements. NovaGold is earning a 100% interest in the main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, and contains most of the project's known resources. NovaGold has a right to earn an 80% interest in the Copper Canyon property which is immediately east of the main Galore Creek property. The Copper Canyon deposit contains 2.8 million ounces of gold, 38 million ounces of silver and 1.2 billion pounds of copper included in the aforementioned inferred resources. Based on an Updated Preliminary Economic Assessment completed by the international, independent engineering services firm Hatch Ltd., a 65,000 tpd milling operation could produce annually 370 million pounds of copper, 300,000 ounces of gold and 2.3 million ounces of silver during the first six years of mine life.

Donlin Creek

Donlin Creek, a joint venture with Placer Dome U.S. Inc. (“Placer Dome”), is one of the largest known undeveloped gold deposits in the world with measured and indicated resources of 14.8 million ounces of gold and additional inferred resources of 13.6 million ounces of gold. The Company's 70% interest in Donlin Creek is held through a joint venture with Placer Dome US (Placer Dome). Placer Dome became manager of the joint venture effective November 2002 and can earn a 70% interest (diluting NovaGold to 30%) in the joint venture by expending US$32 million on the property, completing a bankable feasibility study and making a positive construction decision, for a mine that would produce at least 600,000 ounces of gold per annum, on or before November 2007. The owner of the subsurface rights at Donlin, has a right within 90 days of issuance of the bankable feasibility study, to elect to acquire between a 5% and 15% participating operating interest in the project. At the current daily production throughput being contemplated of 30,000 to 40,000 tonnes per day the property would produce at least 1,000,000 ounces per annum of gold for multiple years.

Nome Operations

The Nome Operations consist of three separate projects located near the town of Nome Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. The Company is also evaluating a historical gold

Management's Discussion and Analysis

resource on the Nome Gold project. Each property is described below:

Rock Creek
Rock Creek is the Company's most advanced project which, together with anticipated production from Big Hurrah, is expected to produce gold at an average rate of approximately 100,000 ounces of gold per annum starting by late 2006 or early 2007. The Rock Creek property is located 8 miles north of Nome, Alaska. Approximately 90% of the currently defined resources for the mine plan are located on lands owned by NovaGold.

Big Hurrah
The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Company is currently evaluating a historical resource containing approximately 100,000 ounces of near surface gold mineralization that could be mined and trucked to a milling facility located at Rock Creek. The Company expects this smaller but higher grade material to supplement the Rock Creek deposit.

Nome Gold
The Nome Gold property is located three miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold based on a historical study completed by Alaska Gold Company prior to NI 43-101 coming into force. In 2004, the Company commenced engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

Ambler
Ambler, in which NovaGold has an option to acquire a joint venture interest through an agreement with subsidiaries of Rio Tinto plc, is a large, high grade polymetallic massive sulphide deposit with an historic resource estimated in 1995 (which is not compliant with NI 43-101) of 36.3 million tonnes grading 4% copper, 5.5% zinc, 0.8% lead, 0.7 g/t gold and 54.9 g/t silver containing 817,000 ounces of gold, 62 million ounces of silver, 3.2 billion pounds of copper and 4.2 billion pounds of zinc. The Company is in the process of acquiring a 51% interest in the Ambler property through an option agreement with the Rio Tinto subsidiaries. In order to earn its 51% interest, the Company must expend US$20 million on the property, obtain memoranda of understanding with certain land owners in the region and complete a defined pre-feasibility study. The subsidiaries have a a one-time option after completion of a feasibility study to acquire an additional 2% interest in the project and assume management of construction and operation of the mine by making a payment to the Company based on net present value.

In addition, NovaGold holds a portfolio of earlier stage exploration projects that have not advanced to the resource definition stage. The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of Operations

The Company had a net loss of $5.8 million (or $0.09 per share) for the year ended November 30, 2005, compared with a net loss of $8.4 million (or $0.14 per share) in 2004 and a net loss of $7.0 million (or $0.14 per share) in 2003. The main factors for the reduction in net loss of $2.6 million were the decrease in stock based compensation, increase in foreign exchange gain and a future income tax recovery of $2.6 million, offset by increases in almost all other expense categories as a result of the significant increase in activity during 2005 since property expenditures have increased from $27 million in 2004 to $77 million in 2005.

Revenues from the Company's land and gravel sales, gold royalties and other revenues were $2.2 million during the year ended November 30, 2005 compared with $2.5 million in 2004 and $1.2 million in 2003. The main reduction in sales was caused by the strengthening of the Canadian dollar by 7% from 2004 to 2005 since the Company's sales are entirely denominated in United States dollars. Interest income increased to $1.5 million for the year ended November 30, 2005 compared with $1.3 million in 2004 and $0.3 million in 2003 due to the Company's larger cash balances held during the year together with slowly increasing interest rates.

Expenses were $11.3 million for the year ended November 30, 2005 compared with $12.0 million in 2004 and $8.3 million in 2003, including in those years $3.4 million, $5.8 million and $23,000, respectively, for the non-cash stock based compensation for which an equivalent amount was added to shareholders' equity. Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications, and professional fees have increased to $7.8 million in 2005 compared with $6.1 million in 2004 and $5.4 million in 2003. General and administrative (G&A) costs increased by $0.6 million from 2004 to 2005. The largest increase in 2005 was due to accrued government interest charges of $0.4 million related to the $20 million flow-through share financing completed in 2004, where the Company had issued shares at a $4 million premium to the then prevailing share price. In addition G&A costs increased because of expanded office requirements and support costs. Corporate development and communications increased by $0.3 million to $1.1 million in 2005 because of increased shareholder presentations and more direct corporate development activities, particularly related to the Company's financial advisors for the Galore Creek project. Professional fees increased by $0.3 million due in part to increased legal fees and financing expenses. Wages and benefits have increased due to the expansion of staff resources in all areas of the Company required to meet the needs created by increased business including expenditures on mineral exploration and development.

Other items of significance are the write-downs of mineral properties and the foreign exchange gains. The Company recorded a mineral property write-down of $0.5 million during 2005 compared with $0.3 million in 2004 and $1.7 million in 2003. In 2005 the write-down was mainly related to current and prior period exploration expenditures on the Thunder Mountain property in Nevada as the option agreement on

Management's Discussion and Analysis

that property has been allowed to lapse because drilling results did not meet the Company's target expectations. The Company recorded a $0.5 million foreign exchange gain in 2005 compared with a $0.1 million gain in 2004 and a $1.1 million foreign exchange loss in 2003. The foreign exchange gain in 2005 was mainly due to gains on liabilities incurred in US dollars. The foreign exchange loss in 2003 was mainly due to the effect of the strengthening of the Canadian dollar during that year on the Company's US dollar cash positions early in 2003.

Selected Financial Data

The following annual and quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Annual Information
Fiscal years ended November 30, 2005, 2004 and 2003, in $000's except per share amounts:

	2005	2004	2003
	$	$	$

Net revenues	3,254	3,469	1,259
Expenses and other items	(9,062)	(11,845)	(8,212)
Loss for the year	(5,808)	(8,376)	(6,953)
Loss per share - basic and diluted	(0.09)	(0.14)	(0.14)
Expenditures on mineral properties and related deferred costs(1)
USA	13,205	8,455	5,877
Canada	48,966	102,341 (2)	4,637
Total assets	270,378	210,499	99,958
Total long term financial liabilities	(191)	(740)	(751)
Minority interest	-	-	(9,130)

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	11/30/05	8/31/05	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04
	$	$	$	$	$	$	$	$

Net revenues	1,256	1,074	409	515	946	1,207	581	735
Income (loss) for the quarter	2,577	(1,451)	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)
Loss per share - basic and diluted	0.04	(0.02)	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)
Expenditures on mineral properties
and related deferred costs(1)
USA	4,221	4,636	2,735	1,613	3,852	3,153	970	480
Canada	17,433	22,232	6,442	2,859	7,371	92,980 (2)	1,553	437

(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and stock based compensation, net of recoveries, write-downs, disposals and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

Management's Discussion and Analysis

The Company carries out exploration activities in Canada and the United States. The Company's exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the fourth quarter, the Company expended $21.9 million on mineral properties and related deferred costs. Of this amount, $16.8 million related to spending at the Galore Creek project located in northern British Columbia and $1.9 million related to spending at the Rock Creek project located in Nome, Alaska.

Factors that can cause fluctuations in the Company's quarterly results are the timing of the Nome land sales, stock option grants and the write-offs of mineral property costs previously capitalized. The Company's properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company's sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company's cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in 2005.

Liquidity and Capital Resources

The Company expended $6.0 million on net operating activities during the year ended November 30, 2005 compared with $3.2 million in 2004 and $5.9 million in 2003.

The Company generated net proceeds from financing activities of $60.7 million in 2005 compared with $25.9 million in 2004 and $46.1 million in 2003. The majority of the proceeds arose from private placement share issuances. On July 7, 2005 the Company issued 6,260,000 special warrants at $10.00 per special warrant for net proceeds of $58.9 million. Each special warrant was converted on August 18, 2005 into one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $12.10 on or before January 7, 2008. On October 28, 2004 the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18.9 million. As part of this offering, certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants exercisable at $10.10 per share were issued to the agents, all of which expired unexercised in 2005. An amount equivalent to the gross proceeds of $20.0 million was renounced for Canadian tax purposes in 2005. Under CICA guidelines, approximately $6.7 million was deducted from share capital and added to deferred income taxes in 2005 at the time of renunciation to reflect the tax deductions foregone by the Company. The Company received net proceeds of $33.1 million in 2003 from the issuance of common shares from private placements. The Company received $0.8 million in 2005 from the exercise of stock options and warrants compared to $7.8 million in 2004 and $13.0 million in 2003.

The Company expended $77.5 million on investing activities during 2005 compared with $26.4 million net in 2004 and $0.9 million in 2003. During the year, the Company expended $3.6 million on investments, the largest being a $3.5 million purchase of shares in US Gold Corp which at November 30, 2005 had a market value of $22.9 million. The Company expended $63.0 million in 2005 on mineral properties and related deferred costs compared with $25.9 million in 2004 and $7.3 million in 2003. The majority of the 2005 mineral property expenditures occurred at the Galore Creek and Rock Creek projects. In addition the Company expended $11.9 million on mining and milling equipment in 2005 for the Rock Creek project. The Company carried out an extensive drilling program as well as environmental and engineering work at the Galore Creek project and carried out studies, design and permit work at Rock Creek together with a drilling program at Big Hurrah in anticipation of making a construction decision on these projects in 2006. In 2004 the Company significantly expanded the mineral resources at Galore Creek and undertook new studies on the potential of developing a mine at the Rock Creek property. In 2003, the Company transferred its Yukon and British Columbia assets into SpectrumGold and initially held less than 50% ownership. Subsequently, the Company participated in a number of private placements in SpectrumGold and secured a controlling interest. The share transactions in SpectrumGold gave rise to several fair value adjustments.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company's expenditures on its properties are of a discretionary nature.

At November 30, 2005, the Company's aggregate commitments for operating leases totaled $2.9 million. These operating leases include the Company's leased head office location and certain office equipment ranging from one to ten years. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars

$

2006	289
2007	295
2008	295
2009	295
2010	305
Thereafter	1,420

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At November 30, 2005 the Company had cash and cash equivalents of $33.3 million. On February 8, 2006 the Company issued by way of

Management's Discussion and Analysis

public offering 14,950,000 common shares at $13.43 (US$11.75) per common share for net proceeds of $189 million and at February 24, 2006 the Company had cash and cash equivalents of $215 million. The net proceeds from the financing are planned to be used to fund exploration at, and construction of, the Rock Creek project, to complete final feasibility studies for both the Galore Creek and the Donlin Creek projects, to fund the 2006 option payment due with respect to the Galore Creek project, to fund exploration on the Ambler project, to fund exploration on NovaGold's other projects and for general corporate purposes. The actual amount that the Company spends in connection with each of the intended use of proceeds may vary significantly from the amounts specified above. In particular, the proceeds will only be expended on the development of Rock Creek if a development decision is made. If such a decision is not made, the funds allocated for the construction of Rock Creek will be utilized for the completion of feasibility studies on each of the Galore Creek project and the Donlin Creek project and for exploration on the Company's other projects.

In 2006, the Company has budgeted to invest a minimum of $75 million on its share of exploration and development programs on its properties. This work is anticipated to include a minimum of 75,000 meters of drilling, including that funded by joint venture partners, with the majority of the work focused on the Donlin Creek, Galore Creek, Rock Creek and Ambler projects.

At the Galore Creek project, the Company plans to spend approximately $40 million on programs that are planned to lead to completion of a feasibility study in the second half of 2006 and to assist permit completion in 2007. Included in the budget are approximately 18,000 metres of infill and exploration drilling, continuation of detailed design, particularly of the road access, continued metallurgical testing, monitoring and community projects as well as the US$7.5 million property payment due in October 2006. On February 13, 2006 the Company announced that it had entered into a comprehensive agreement with the Tahltan First Nation for their participation to support the development of in the Galore Creek project in Northwestern British Columbia.

At the Rock Creek (and Big Hurrah) the Company is planning a two staged approach. An amount of US$16 million has been budgeted in 2006 for ongoing development work, design, engineering, permit work and purchase of critical equipment and consumables, as well as a planned 10,000 metre drill program. The second stage assumes that permits will be obtained on a timely fashion and that the board of directors of the Company will make a positive production decision to build a mine at Rock Creek and facilities at Big Hurrah. It is expected that a further budget for 2006 of approximately US$37 million would be added at this time.

The Company is still assessing the results of the 2005 season work at both the Galore Creek and Rock Creek/Big Hurrah projects and may change the planned expenditures on those projects dependent on the final 2005 season results.

At the Ambler project, the Company plans to spend US$4 million on completing a resource estimation and scoping study, continuing transportation and power studies, carrying out further metallurgical test work and undertaking a minimum 3,000 meters drilling program focusing on new areas along the Ambler belt.

NovaGold's joint venture partner at Donlin Creek is Placer Dome US. On February 3, 2006 Barrick Gold Corp (Barrick) acquired over 90% of the shares of the parent of Placer Dome US. NovaGold's rights and obligations under its mining joint venture agreement with Placer Dome are not altered by Barrick's acquisition of control of Placer Dome Inc. Placer Dome had indicated to NovaGold prior to that date that it expected to meet its US$32 million expenditure requirement at Donlin Creek in the first half of 2006. Placer Dome also indicated a significant budget for Donlin Creek through mid-2007. If Barrick carries out the same program as proposed by Placer Dome for 2006, NovaGold's share, assuming 30% of the budget, would be approximately US$8 million. NovaGold has the right under the joint venture agreement to request that these funds be advanced by Placer Dome, with interest and a right to lodge security against NovaGold's share of the property, but the Company expects to choose to contribute any such funds from its own cash.

In addition to the above NovaGold has other ongoing expenditures and property interests. The Company expects to fund all its currently planned activities for 2006 from existing cash.

Related Party Transactions

In 2005, the Company sold 650399 BC Ltd (BC Ltd), which held the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser was Alexco Resource Corp. (Alexco), a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd were shares in Alexco recorded at a fair value of $2.75 million, plus a cash payment of $600,000 equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds were equivalent to the consolidated book value of the assets in BC Ltd and thus there was no gain or loss on the sale. Although no agreement has been concluded, the Company intends to option back certain exploration rights to the Brewery Creek property from Alexco.

Effective July 31, 2004, the Company entered into an option agreement with an officer of the Company for the Illinois Creek property located in Alaska, USA for an initial payment of US$20,000. The Company has the option to acquire 100% of the property by making payments totalling US$0.25 million by April 30, 2009, expending US$1.5 million on exploration on the property and making a further payment of US$1.0 million within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms.

Critical Accounting Estimates

The most critical accounting principles upon which the Company's financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and the amount of future reclamation obligations.

Management's Discussion and Analysis

Mineral Properties and Related Deferred Costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired, it is written down to its estimated fair value in accordance with the CICA Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, mineral resources, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows expected to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof. The discovery or establishment of adequate reserves is dependent on successful exploration. Competition for exploration resources at all levels is currently very intense, particularly affecting availability of manpower, drill rigs and helicopters. As a result of this, and other factors inherent in exploration, the Company has uncertainty that it will be able to carry out its planned exploration programs.

Reclamation Costs

The amounts recorded for reclamation costs are estimates based on engineering studies and management's assessment of the work that is anticipated to remediate old mine workings of the Company's Nome Gold and Murray Brook sites, and exploration remediation at the Galore Creek project. Actual results could differ from these estimates.

The Company's accounting policies are described in note 2 to the consolidated financial statements.

Change in Accounting Policies

The Company has adopted Accounting Guideline 15 “Consolidation of Variable Interest Entities (VIE)” effective December 1, 2004 whereby the guideline requires the consolidation of VIE's by the primary beneficiary: the enterprise that will absorb or receive the majority of the VIE's expected losses, expected residual returns, or both. The adoption of Accounting Guideline 15 has not had a material impact on the Company.

Risk Factors

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company's control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

The Company is earning an interest in certain of its key properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions include making property payments, incurring exploration expenditures on the properties, and satisfactory completion of certain pre-feasibility studies and third party agreements. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company's title to the related property will not vest and the Company will have to write-down its previously capitalised costs related to that property.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that the measured and indicated levels of gold will be realized. Declines in the market price for gold may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

Management's Discussion and Analysis

Price Volatility-Gold and Other Metals

The market price for gold and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold and other metals are discovered, a profitable market may or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Caution on Forward-Looking Statements

The Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in NovaGold's operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the heading "Outlook" in the Management's Discussion and Analysis. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.